FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C.  20549

Report of a Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934



For the month(s) of: September 10, 1998


NEWCOURT CREDIT GROUP INC.

BCE Place, 181 Bay Street
Suite 3500, P.O. Box 827
Toronto, Ontario
Canada, M5J 2T3


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

		Form 20-F	/ /			Form 40-F	   /X/

 [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

		Yes	/ /				No		    /X/

 [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)]

		82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  September 10, 1998

NEWCOURT CREDIT GROUP INC.


By: John P. Stevenson
Corporate Secretary



News Release


For immediate release

Trading Symbol:  NCT        Contact:Robyn Matsumoto
Exchange Listings: Toronto          Corporate Communications
                   Montreal         (416) 594-2400
                   New York

       Newcourt Capital to structure and fund
             regional aircraft leasing
        company for Fairchild Aerospace Corporation

    Independent leasing company first of its kind for regional aircraft industry

Farnborough, England, UK, September 10, 1998
- Fairchild Aerospace Corporation and
Newcourt Capital today announced the
establishment of Millennium Leasing Company I
LLC (Millennium), an independent aircraft leasing company to provide operating and finance leases for Fairchild Aerospace customers.

Based in San Antonio, Texas, Millennium is designed to increase the sale of new and used
Fairchild Aerospace turboprop and regional jet aircraft, and to provide a means for the re-marketing of used aircraft taken in on trade from Fairchild Aerospace customers.

The leasing company, the first of its kind established for a regional aircraft manufacturer, will initially purchase
Fairchild Aerospace's existing portfolio of leases valued at approximately US$140 million and will acquire and offer for lease additional aircraft each year. Millennium's aircraft lease portfolio is expected to reach
US$400 million within two years.

"Newcourt Capital was engaged by Fairchild
Aerospace to structure the new leasing
company and provide necessary financial
backing," said Frank Raponi, Managing
Director of Newcourt Capital's aerospace finance unit. "In addition to advising
Fairchild Aerospace on the structure,
Newcourt Capital will provide financing for the purchase of the existing lease portfolio and the acquisition of future aircraft to be leased to Fairchild Aerospace customers."

Newcourt Capital will also provide ongoing financial services to Millennium, including advisory services for the securitization of the aircraft portfolio, through a financial services contract.

"Newcourt Capital has established itself as a major player in regional aircraft financing," said David McKerroll, President of Newcourt
Capital. "This transaction strengthens our position in the industry and reflects our capabilities to service the needs of global manufacturers such as Fairchild Aerospace."

"The establishment of Millennium Leasing
Company is an integral part of our continued expansion in the aircraft industry," said
Carl Albert, Chairman of Fairchild Aerospace
Corporation. "Airlines are increasingly
demanding flexible financing structures and the ability to upgrade to larger aircraft.
Newcourt Capital's structuring expertise and financial backing helped us establish a leasing company that allows us to meet those demands."

Fairchild Aerospace Corporation is a leading manufacturer of jet and turboprop aircraft for the airline, corporate and government markets, and provides a wide range of sales, support, production and engineering services for the aviation industry. In addition to its headquarters in San Antonio, Texas, and facilities in Oberpfaffenhofen, near Munich,
Germany, Fairchild Aerospace Corporation has offices in Colorado Springs, Colo.;
Washington, D.C.; Toronto, Canada; Sao Paulo,
Brazil; and Sydney, Australia.

Newcourt Capital is a leader in corporate finance providing specialized asset-based financing to the corporate, government and institutional markets for capital equipment acquisitions and infrastructure development.
Newcourt Capital, together with Newcourt
Financial and Newcourt Services, forms
Newcourt Credit Group, one of the world's leading sources of asset-based financing with owned and managed assets of US$23.1 billion
(CDN$34.0 billion) and a global capability in 24 countries.



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